UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                     For the date of 14 February, 2005

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



For Immediate Release                                       14 February 2005


                           ALLIED IRISH BANKS, p.l.c.

                Sale and Leaseback of New Bankcentre Development


Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) today advises that it is in discussions with a number of parties with a view to entering into a sale and leaseback transaction in relation to its new Bankcentre Development project.

AIB confirms that it has initiated a process which may lead to contracts being signed by mid-year. AIB envisages that such a transaction would generate a capital benefit in the region of EUR100 million, which would be derived over a number of years.

                                     -Ends-


For further information please contact:

Alan Kelly                                     Catherine Burke
Head of Group Investor Relations               Head of Corporate Relations
AIB Group                                      AIB Group
Bankcentre                                     Bankcentre
Ballsbridge                                    Ballsbridge
Dublin 4                                       Dublin 4
Tel: +353-1-6600311 ext. 12162                 Tel: +353-1-6600311 ext. 13894




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  14 February, 2005                        By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.